UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2004

Western Silver Corporation

1550, 1185 West Georgia Street

Vancouver, BC Canada V6E 4E6

[The registrant files or will file annual reports under cover of Form 20-F or Form 40-F]

Form 20-F     [X]          Form 40-F     [  ]

[The registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934]

Yes     [  ]           No      [X]

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Western Copper Holdings Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 26, 2004

Western Silver Corporation

s/   Robert Gayton

Robert Gayton, Corporate Secretary

Letter from the Chairman

May 25, 2004

Dear Shareholder

On April 13, Western Silver released the results of an independent pre-feasibility study on the Chile Colorado sulfide zone contained within its wholly-owned Penasquito silver-gold-zinc-lead property in central Mexico. M3 Engineering & Technology of Tucson, Arizona, concluded that Chile Colorado could be mined economically at a healthy after tax internal rate of return of 15.3% based on 100% equity with a payback of initial capital investment in 4.9 years.

Importantly, the M3 study used conservative metals prices. This has meant that the subsequent softening in the price of silver and other metals over the past weeks has in no way impacted M3's economic calculations or conclusions.

M3 also pinpointed a number of ways to enhance the economic potential of Chile Colorado, with, for example, improved precious mineral recovery, increased reserves and purchase of used equipment, if available. Also, said M3, the oxides at Chile Colorado have so far been treated as waste. Processing them on a heap leach operation presents a strong opportunity to improve the project's economics.

We were particularly pleased that M3 also recognized the favorable prospects of the Penasquito property as a whole. While, in M3's view, the development of the Chile Colorado zone offers significant economic potential, other mineralized zones close to Chile Colorado offer even further opportunities.

Our clear focus going forward will be to improve the economics of the over-all project by implementing both M3's recommendations at Chile Colorado and by aggressive exploration on other zones of the property. In particular, we will be looking to integrate the oxides at Chile Colorado, with both oxide and sulfide mineral resources contained within Penasco located about 1.5 kilometers northwest of Chile Colorado, into the full feasibility study which will be completed in the first half of next year.

Early in May, we released very encouraging drill results from Penasco. The highlight was the discovery of high-grade gold mineralization, with one drill-hole intersecting 10 meters of gold mineralization averaging 35.74 grams per tonne of gold (1.15 ounces per ton) and 8 meters averaging 26.7 grams per tonne (0.86 ounces per ton). The high-grade gold intercepts may be amenable to both open pit and underground mining and could significantly enhance the overall economics of the project. It is our intention to integrate this, and further work at Penasco, into next year's feasibility study.

Finally, I would like to confirm to our shareholders that management is intensely focused on moving Penasquito forward swiftly in a manner that will add maximum value. This year we are well into a 40,000-meter drill program to further define mineral resources and to explore new zones on the property. We have already commenced working on a full feasibility study and in the coming months we will be releasing a resource estimate at Penasco. Our goal remains to advance to production, for the benefit of our shareholders, one of the largest, bulk-mineable silver, gold, zinc and lead deposits in the world.

Sincerely

F. Dale Corman

Chairman and CEO

Western Silver Corporation

MANAGEMENT'S DISCUSSION AND ANALYSIS

The following discussion of the financial position of Western Silver Corporation ("Western" or the "Company") and the results of operations for the three and six month periods ended March 31, 2004 and 2003 are to be read in conjunction with the unaudited consolidated financial statements and related notes for the periods then ended. All of the financial information presented herein is expressed in Canadian dollars, unless otherwise indicated.

The accompanying unaudited consolidated financial statements and related notes are presented in accordance with Canadian generally accepted accounting principles. These statements together with the following management's discussion and analysis, dated May 25, 2004, are intended to provide investors with a reasonable basis for assessing the financial performance of the Company as well as certain forward-looking statements relating to the potential future performance. Additional information on the Company can be found in the Company's Annual Information Form ("AIF"), filed in form 20F, and filed with Canadian regulators on SEDAR at www.sedar.com and with the United States Securities and Exchange Commission at www.sec.gov.

Overview

The Company is a Canadian based publicly-traded mineral exploration and development company with a primary focus of discovering and developing silver properties in the Americas. The Company's primary project, the 100%-owned Penasquito property in central Mexico, is emerging as a large silver-gold-lead-zinc district with significant exploration upside. The Company also has an interest in the San Nicolas zinc-copper project in Mexico with Teck Cominco and owns the Carmacks Copper project in the Yukon.

Starting in late January, a four-rig, 40,000 meter drill program commenced on the Penasquito property in order to:

  Estimate the resource at the Penasco zone, also known as the Outcrop Breccia.

  Evaluate the high grade intersection at La Palma in the northeast region of Penasquito.

  Evaluate the significance of the property's El Sotol and El Chamisal discoveries.

  Complete delineation drilling at Penasquito's Azul NE and Luna Azul Zones.

A resource calculation by SNC-Lavalin in March 2004, established the Chile Colorado zone at Penasquito as one of the world's largest bulk mineable silver resources. It is estimated to contain an in situ and undiluted measured and indicated mineral resource of 148.7 million tonnes grading 34.3 g/t silver, 0.34 g/t gold, 0.29% lead and 0.84% zinc, using a US$3.75 per tonne net smelter return cutoff. SNC-Lavalin also identified additional inferred resources of 44.9 million tonnes within and adjacent to Chile Colorado and 71.2 million tonnes in the Azul Breccia/Azul NE area immediately to the north. A pre-feasibility study by M3 completed in March 2004 indicated an after tax Internal Rate of Return, based on 100% equity, of 15.3% using metal prices of US$5.50 per ounce silver, US$350 per ounce gold, US$0.45 per pound zinc and US$0.30 per pound lead. The study projected a mine life of 13.5 years using a production rate of 20,000 tonnes per day with indicated potential metal recoveries of 103 million ounces of silver, 626,000 ounces of gold, 835,000 tonnes of zinc and 287,000 tonnes of lead. Payback of initial capital investment will be realized in 4.9 years, based on the above assumptions.

Outlook

During 2004, Western continues to focus its exploration efforts on its Penasquito project in Zacatecas State, Mexico. Part of this work includes expanding the core storage facilities with the construction of a new 80,000-meter core storage warehouse.

SNC-Lavalin Engineers and Constructors Inc. completed an updated resource estimate early in 2004 for Chile Colorado from in-fill drilling conducted in the last quarter of 2003. M3 Engineering and Technology then completed a pre-feasibility study in March 2004 for Chile Colorado using SNC-Lavalin's new resource calculation and updated cost figures and metal prices. M3 Engineering has now commenced a feasibility study for Chile Colorado expected to be completed by mid 2005.

Work on the Environmental Impact Statement, also by M3, which will include permitting issues, is progressing well and is scheduled for completion early in 2005. Base line studies were initiated in July 2003 and will form part of an environmental impact study that will be incorporated in the final feasibility study which is scheduled for completion early in 2005.

Western is examining ways of optimizing the project economics of its San Nicolas massive sulphide deposit in Zacatecas, Mexico. Western's interest, currently 21%, will range between 18.75% and 29.75% once a production decision has been made, depending on various elections available. Because of higher copper prices, Western is reviewing its 100%-owned Carmacks oxide copper project in the Yukon, Canada.

Selected Second Quarter Financial and Operating Information

	Three months Ended March 31,		Six months Ended March 31,		Year Ended September 30,
	2004	2003	2004	2003	2003
	$	$	$	$	$

Loss for the period	2,416,947	493,268	2,824,241	747,132	1,839,981
Loss per share	0.06	0.02	0.08	0.02	0.06
Total assets	59,044,896	41,632,793	59,044,896	41,632,793	42,654,402
Working capital	14,953,583	2,768,992	14,953,583	2,768,992	2,066,669
Exploration expenditures	1,590,631	808,205	3,266,078	1,853,426	5,791,029

Results of Operations

The Company's net loss for the three months ended March 31, 2004 was $2,416,947, or $0.06 per share, compared to a net loss of $493,268, or $0.02 per share, for the three months ended March 31, 2003. The increase of $1,923,679 in the 2004 loss over 2003 is mainly attributable to:

1)

Employee stock-based compensation of $1,855,997 being recorded and expensed in 2004 in accordance with changes in Canadian generally accepted accounting principles ("GAAP") relating to the expensing of stock-based compensation. Prior to fiscal 2004, the Company did not choose to expense the fair value of stock options granted to employees and directors. The fair value of such stock options grants is determined based on the Black-Scholes option pricing model.

2)

Increases in office and administration, and promotion and travel totaling $133,823 in 2004, arising from the Company being listed on the American Stock Exchange ("Amex"), and the associated increase in investor relations activities, and from an increase in staffing, printing, communications and insurance.

The Company's net loss for the six months ended March 31, 2004 was $2,824,241 or $0.08 per share, compared to a net loss of $747,132 or $0.02 per share for the six months ended March 31, 2003. The increase of $2,077,109 is mainly attributed to employee stock-based compensation of $1,901,313 and increases in office and administration and promotion and travel totaling $198,277.

Exploration Expenditures

Exploration expenditures during the three months ended March 31, 2004 of $1,590,631 exceeded those of the three months ended March 31, 2003 by $782,426. The increase was due to increased drilling costs on Penasquito of approximately $329,000, as a result of a large scale drilling program currently underway, and an increase in consulting fees on Penasquito of approximately $471,000 due to work on the recently completed pre-feasibility study.

Exploration expenditures during the six months ended March 31, 2004 of $3,266,078 exceeded those of the six months ended March 31, 2003 by $1,412,652. The increase was due to increased drilling costs on Penasquito of approximately $773,000, and an increase in consulting fees on Penasquito of approximately $640,000. Of the total amount of $3,266,078 spent on acquisition, exploration and development during the six months ended March 31, 2004, 96% was spent on the Penasquito project. The majority of these expenditures on Penasquito included drilling expenditures ($1.55 million), consulting fees ($855,000) of which a major portion related to the pre-feasibility study, geological expenditures ($260,000) of which a major portion related to the pre-feasibility study, and office expenditures, including wages and benefits ($251,000).

On April 13, 2004 the Company announced the completion of the pre-feasibility study on the Chile Colorado deposit. The Company expects to continue with an active exploration and development program for the remainder of 2004 including the preparation of a feasibility study for the Chile Colorado deposit, which began in April, 2004 and is expected to be completed in early 2005.

Summary of Quarterly Results

The following table summarizes selected quarterly financial results from the previous eight quarters. The Company's quarterly results have varied significantly over this period as a result of factors as described below.

Quarter ending date	Net loss for the Quarter	Loss per share	Exploration Expenditures	Total Assets
	$	$	$	$

March 31, 2004	2,416,947	0.06	1,590,631	59,044,896
December 31, 2003	407,294	0.01	1,675,447	55,300,449
September 30, 2003	761,803	0.02	1,940,155	42,654,402
June 30, 2003	331,046	0.01	1,997,448	42,989,616
March 31, 2003	493,268	0.02	808,205	41,632,793
December 31, 2002	253,864	0.01	1,045,221	39,905,557
September 30, 2002	(116,071)	0.00	2,799,367	38,774,466
June 30, 2002	227,295	0.01	965,204	33,622,696

In comparing the previous eight quarterly results, material variations exist between some quarters. Some of the key factors resulting in the fluctuations include:

  Stock based compensation expense of $1,855,997 being recorded on March 31, 2004 as a result of the issuance of new stock options to directors and employees;

   Promotion and travel being greater by $95,248 during the quarter ended March 31, 2004 due to the hiring of additional investor relations support;

  Stock based compensation expense of $269,257 being recorded on September 30, 2003;

  Mineral properties being written off in September 30, 2003 totaling $329,503;

  Consulting fees being greater by $133,184 during the quarter ended September 30, 2003 due to additional costs of applying for the new listing on the American Stock Exchange.

  During the quarter ended September 30, 2002 the Company settled amounts owing by $258,577 in favor of the Company.

Liquidity and Capital Resources

The Company's working capital at March 31, 2004 was $14.95 million compared to working capital of $2.07 million at year-end September 30, 2003. The working capital figures included cash and cash equivalents of $15.81 million at March 31, 2004 and $2.74 million at year-end September 30, 2003. The increase in cash was due mainly to an equity financing completed in December, 2003, and the exercising of share warrants and share options.

Financing Activities

During the three months ended March 31, 2004 the Company received $2.04 million from the exercise of 1,101,800 share purchase warrants, at prices ranging from $1.00 to$4.00 per share, and $1.82 million from the exercise of 1,055,500 share purchase stock options, at prices ranging from $1.00 to $4.60 per share.

During the six months ended March 31, 2004 the Company received $3.13 million from the exercise of 1,481,500 share purchase warrants, at prices ranging from $1.00 to$4.00 per share, and $2.40 million from the exercise of 1,267,500 share purchase stock options, at prices ranging from $1.00 to $4.60 per share.

On December 16, 2003 the Company closed a private placement of 2,400,000 shares at a price of $5.15 per share, for gross proceeds of $12.36 million. A portion of this capital will provide the funding for the exploration, development and administrative plans of the Company for fiscal 2004.

Investing Activities

The Company spent $1.59 million on acquisition, exploration and development during the three months ended March 31, 2004, ($3.27 million during the six months ended March 31, 2004) 96% of which was spent on the Penasquito project.

The Company expects to continue with an active exploration and development program for the remainder of 2004 including the preparation of a feasibility study for the Penasquito project, which began in April, 2004 and is expected to be completed by mid 2005. On April 13, 2004 the Company announced the completion of the pre-feasibility study on the Chile Colorado deposit.

Risk and Uncertainties

Risk Capital

Western is an exploration stage corporation with insufficient revenue to meet its yearly capital needs. Western has raised funds necessary to acquire its assets, perform exploration and conduct its corporate affairs primarily through the private placement of its common shares. There is no guarantee the Company will be able to continue to raise funds to pursue future exploration and development programs.

Mineral Property Development

Based both on exploration results to date and reports of independent consultants, management of Western believes that the pursuit of additional exploration and development programs on its mineral properties is justified. The recoverability of amounts shown for mineral rights and the related deferred costs for any property is dependent on the development of economically recoverable ore reserves, the ability of Western to obtain necessary permits and financing to successfully place the property in production and upon future profitable production.

Although some of the expenditure required at its Mexican projects in the future may be met by third parties, Western will need to raise substantial additional funds to finance the development of its Mexican properties.

Title to Mineral Properties

Western's mining claims and rights thereto have generally been acquired from other private parties and government agencies. Other parties may dispute Western's title to these claims and rights. The determination of rightful title to mineral properties is a time-consuming process. Although the Company has taken reasonable precaution to ensure that legal title and/or interest in its properties is properly recorded in the name of the Company, there can be no assurance that such title will not be challenged.

Governmental Requirements

Western is currently operating mainly in Mexico and is thereby subject to that country's various laws and regulations in various areas, including property title, the use of local labour, the environment and safety around exploration and development activities. Although the Company believes it is operating within the provision of these governmental requirements, there is no guarantee that it is meeting all requirements or that the requirements may not be changed by the governmental agencies to the detriment of the Company.

Metal Prices

The value of the Company's properties and the prospects for their successful development are subject to favourable prices for the metals involved, such as silver, gold, copper, zinc and lead. Although prices for these metals improved in the twelve months to March 31, 2004, there is no guarantee that these prices will remain at levels required to make development of any given property feasible.

Critical Accounting Estimates

The most significant accounting estimates for the Company relates to the carrying value of its mineral property assets. The accounting policies in relation to mineral policies are set out in full in the annual financial statements.

Management of the Company regularly reviews the net carrying value of each mineral property. Where information is available and conditions suggest impairment, estimated future net cash flows from each property are calculated using estimated future prices, proven and probable reserves, and operating, capital and reclamation costs on an undiscounted basis. Reductions in the carrying value of each property would be recorded to the extent the net carrying value of the property exceeds the estimated future net cash flows.

Where estimates of future net cash flows are not available and where other conditions suggest impairment, management assesses if carrying value can be recovered. Management's estimates of mineral prices, recoverable proven and probable reserves, and operating, capital and reclamation costs are subject to certain risks and uncertainties which may affect the recoverability of mineral property costs. Although management has made its best estimate of these factors, it is possible that changes could occur in the near term, which could adversely affect the future net cash flows to be generated from the properties.

Another significant estimate relates to accounting for stock based accounting. Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Company's stock options granted/vested during the year.

Changes in Accounting policies

During the six months ended March 31, 2004, the Company adopted the standard relating to the CICA amendments to Section 3870, "Stock-based Compensation and Other Stock-based Payments". The new amendments require an expense to be recognized in financial statements for all forms of stock-based compensation, including stock options, effective for periods beginning on or after January 1, 2004, for public companies.

Sincerely,

R. Joseph Litnosky

Vice President, Finance

Western Silver Corporation

(an exploration stage company)

Consolidated Financial Statements

March 31, 2004

(Unaudited)

Western Silver Corporation

(an exploration stage company)

Consolidated Balance Sheets

As at March 31, 2004 and September 30, 2003 (unaudited)

(expressed in Canadian dollars)

	March 31, 2004 $	September 30, 2003 $
Assets

Current assets
Cash and cash equivalents	15,805,321	2,744,038
Accounts receivable and prepaid expense	225,351	194,198

	16,030,672	2,938,236

Long-term investment	267,092	267,092

Plant, property and equipment - net of accumulated depreciation of $43,884 (2003 - $43,613)	33,819	1,839

Mineral properties and related deferred costs (note 2)	42,713,313	39,447,235

	59,044,896	42,654,402

Liabilities

Current liabilities
Accounts payable and accrued liabilities	1,077,089	871,567

Shareholders' Equity

Capital stock (note 3)	76,351,800	59,064,015

Value assigned to stock options (note 3)	1,990,685	269,257

Deficit	(20,374,678)	(17,550,437)

	57,967,807	41,782,835

	59,044,896	42,654,402

Basis of presentation (note 1)

Approved by the Board of Directors
" F. Dale Corman"	"Thomas C. Patton"

                                                         Director                                                                                       Director

The accompanying notes are an integral part of these consolidated financial statements.

Western Silver Corporation

(an exploration stage company)

Consolidated Statements of Loss and Deficit

For the three and six months ended March 31, 2004 and 2003 (unaudited)

(expressed in Canadian dollars)

	Three Months Ended March 31,		Six Months Ended March 31,
	2004	2003	2004	2003
	$	$	$	$
General exploration expenditures	9,603	2,194	11,922	4,077

Administrative expenses
Accounting and legal	96,751	84,496	131,244	128,568
Consulting	129,019	125,273	233,128	204,422
Depreciation	135	135	270	271
Filing and transfer fees	94,648	117,477	143,616	141,709
Foreign exchange	17,560	10,821	35,183	15,836
Miscellaneous	131	10,481	984	13,017
Office and administration	107,117	75,168	178,887	126,661
Promotion and travel	196,218	94,344	297,188	151,137
Stock based compensation	1,855,997	-	1,901,313	-

	2,497,576	518,195	2,921,813	781,621

Loss before other income	(2,507,179)	(520,389)	(2,933,735)	785,698

Other income
Interest income	90,232	27,121	109,494	38,566

Loss for the period	(2,416,947)	(493,268)	(2,824,241)	(747,132)

Deficit - Beginning of period	(17,957,731)	(15,964,320)	(17,550,437)	(15,710,456)

Deficit - End of period	(20,374,678)	(16,457,588)	(20,374,678)	(16,457,588)

Basic and diluted loss per common
share	(0.06)	(0.02)	(0.08)	(0.02)

Weighted average number of
common shares outstanding	39,193,465	32,755,135	37,511,745	31,943,250

The accompanying notes are an integral part of these consolidated financial statements.

Western Silver Corporation

(an exploration stage company)

Consolidated Statements of Cash Flows

For the three and six months ended March 31, 2004 and 2003 (unaudited)

(expressed in Canadian dollars)

	Three Months Ended March 31,		Six Months Ended March 31,
	2004	2003	2004	2003
	$	$	$	$
Cash flows provided by (used in)

Operating activities
Loss for the period	(2,416,947)	(493,268)	(2,824,241)	(747,132)
Items not affecting cash
Depreciation	135	135	270	271
Stock-based compensation	1,855,997	-	1,901,313	-

	(560,815)	(493,133)	(922,658)	(746,861)
Change in non-cash working capital items
Accounts receivable and prepaid expense	(138,117)	(11,005)	(31,153)	(174,846)
Accounts payable and accrued liabilities	18,602	(151,195)	52,374	(140,399)

	(680,330)	(655,333)	(901,437)	(1,062,106)

Financing activities
Shares issued for cash - net of issue costs	3,868,690	2,508,030	17,107,900	3,874,339

Investing activities
Mineral properties and related deferred costs	(1,590,631)	(808,205)	(3,266,078)	(1,853,426)
Accounts payable and accrued liabilities	418,105	-	153,148	-
Capital assets	(32,250)	-	(32,250)	-
Exploration commitments	-	(136,331)	-	(128,481)
Restricted cash and securities	-	136,331	-	128,481

	(1,204,776)	(808,205)	(3,145,180)	(1,853,426)

Increase in cash and cash equivalents	1,983,584	1,044,492	13,061,283	958,807

Cash and cash equivalents - Beginning
of period	13,821,737	4,034,119	2,744,038	4,119,804

Cash and cash equivalents - End of
period	15,805,321	5,078,611	15,805,321	5,078,611

The accompanying notes are an integral part of these consolidated financial statements.

Western Silver Corporation

(an exploration stage company)

Consolidated Statements of Shareholders' Equity

For the six months ended March 31, 2004 and the year ended September 30, 2003 (unaudited)

(expressed in Canadian dollars)

	Common shares			Value assigned to stock options	Total shareholders' equity

	Number of		Cumulative
	shares	Amount	deficit
		$	$	$	$
Balance - September 30, 2002	30,984,048	51,460,577	(15,710,456)	-	35,750,121
During the year ended
September 30, 2003
Issue of shares
Private placements	415,616	1,384,000	-	-	1,384,000
Exercise of warrants	2,303,417	3,367,636	-	-	3,367,636
Exercise of stock options	1,481,000	2,851,802	-	-	2,851,802
Options granted to consultants	-	-	-	269,257	269,257
Loss for the year	-	-	(1,839,981)	-	(1,839,981)

Balance - September 30, 2003	35,184,081	59,064,015	(17,550,437)	269,257	41,782,835
During the six months ended
March 31, 2004
Issue of shares
Private placements	2,400,000	11,570,950	-	-	11,570,950
Exercise of warrants	1,481,500	3,134,100	-	-	3,134,100
Exercise of stock options	1,267,500	2,402,850	-	-	2,402,850
Options granted/vested	-	-	-	1,901,313	1,901,313
Transfer of value on exercise
of stock options	-	179,885	-	(179,885)	-
Loss for the period	-	-	(2,824,241)	-	(2,824,241)

Balance - March 31, 2004	40,333,081	76,351,800	(20,374,678)	1,990,685	57,967,807

The accompanying notes are an integral part of these consolidated financial statements.

Western Silver Corporation

(an exploration stage company)

Notes to the Consolidated Financial Statements

(unaudited)

March 31, 2004 and September 30, 2003

(expressed in Canadian dollars)

Basis of preparation

The accompanying unaudited interim financial statements have been prepared in accordance with Canadian generally accepted accounting principles for the preparation of interim statements. Accordingly, these interim statements do not contain all the information required for annual financial statements and should be read in conjunction with the most recent annual financial statements of the company. These financial statements follow the same accounting policies and methods of application as the most recent annual financial statements of the company, except as described in note 3(c).

Mineral properties and related deferred costs

	Total costs to September 30, 2002 $	Costs incurred during 2003 $	Disposition/ write-offs during 2003 $	Total costs to September 30, 2003 $	Costs incurred during current period $	Total costs to March 31, 2004 $

Mexico
Penasquito
Acquisition	12,630,766	1,241,246	-	13,872,012	105,158	13,977,170
Exploration	3,586,580	3,444,320	-	7,030,900	3,018,287	10,049,187

	16,217,346	4,685,566	-	20,902,912	3,123,445	24,026,357

El Salvador
Acquisition	1,889,672	-	-	1,889,672	-	1,889,672
Exploration
El Salvador	2,424,236	-	-	2,424,236	39	2,424,275
San Nicolas	3,994,525	317,570	-	4,312,095	60,159	4,372,254
Tamara	1,849,259	-	-	1,849,259	-	1,849,259
Ramos	1,823,944	444,229	-	2,268,173	19,459	2,287,632

	11,981,636	761,799	-	12,743,435	79,657	12,823,092

San Jeronimo
Acquisition	633,795	7,959	-	641,754	-	641,754
Exploration	1,002,571	56,918	-	1,059,489	16,268	1,075,757

	1,636,366	64,877	-	1,701,243	16,268	1,717,511

Almoloya
Acquisition	-	25,443	-	25,443	43,393	68,836
Exploration	3,859	36,161	-	40,020	-	40,020

	3,859	61,604	-	65,463	43,393	108,856

El Pirul
Acquisition	11,067	6,300	(17,367)	-	-	-
Exploration	118,792	156,772	(275,564)	-	-	-

	129,859	163,072	(292,931)	-	-	-

The accompanying notes are an integral part of these consolidated financial statements.

Western Silver Corporation

(an exploration stage company)

Notes to the Consolidated Financial Statements

(unaudited)

March 31, 2004 and September 30, 2003

(expressed in Canadian dollars)

	Total costs to September 30, 2002 $	Costs incurred during 2003 $	Disposition/ write-offs during 2003 $	Total costs to September 30, 2003 $	Costs incurred during current period $	Total costs to March 31, 2004 $
Naranjo
Exploration	16,643	19,929	(36,572)	-	-	-

Bacanora
Acquisition	-	3,555	-	3,555	3,315	6,870
Exploration	-	30,627	-	30,627	-	30,627

	-	34,182	-	34,182	3,315	37,497

Canada
Carmacks
Acquisition	4,000,000	-	-	4,000,000	-	4,000,000

	33,985,709	5,791,029	(329,503)	39,447,235	3,266,078	42,713,313

Capital stock

Authorized

100,000,000 common shares without par value

Issued

	Number of shares	Amount $

Balance at September 30, 2002	30,984,048	51,460,577

Pursuant to a private placement at $3.33 per share	415,616	1,384,000
Pursuant to the exercise of share purchase warrants	2,303,417	3,367,636
Pursuant to the exercise of stock options	1,481,000	2,851,802

Balance at September 30, 2003	35,184,081	59,064,015

Pursuant to a private placement at $5.15 per share	2,400,000	11,570,950
Pursuant to the exercise of share purchase warrants	1,481,500	3,134,100
Pursuant to the exercise of stock options	1,267,500	2,402,850
Transfer of value on exercise of stock options	-	179,885

Balance at March 31, 2004	40,333,081	76,351,800

The accompanying notes are an integral part of these consolidated financial statements.

Western Silver Corporation

(an exploration stage company)

Notes to the Consolidated Financial Statements

(unaudited)

March 31, 2004 and September 30, 2003

(expressed in Canadian dollars)

a)

The following summarizes the issuance of capital stock during the six months ended March 31, 2004:

  The company received $3,134,100 from the exercise of 1,481,500 share purchase warrants at exercise prices ranging from $1.00 to $4.00 per share purchase warrant.

  The company received $2,402,850 from the exercise of 1,267,500 share purchase stock options at exercise prices ranging from $1.00 to $4.60 per share purchase stock option.

  On December 16, 2003 the company received net proceeds of $11,570,950 from the issuance of 2,400,000 shares through a private placement at $5.15 per share.

b)

Share purchase warrants

A summary of the company's warrants outstanding at March 31, 2004 and September 2003 and the changes for the periods then ended, is presented below:

	March 31, 2004	Weighted average exercise price $	September 30, 2003	Weighted average exercise price $

Balance outstanding - Beginning of period	2,070,000	2.31	4,350,340	1.80
Issued	-	-	23,077	0.80
Exercised	(1,481,500)	2.12	(2,303,417)	1.43

Balance outstanding and exercisable - End of period	588,500	2.80	2,070,000	2.31

The accompanying notes are an integral part of these consolidated financial statements.

Western Silver Corporation

(an exploration stage company)

Notes to the Consolidated Financial Statements

(unaudited)

March 31, 2004 and September 30, 2003

(expressed in Canadian dollars)

Share purchase warrants outstanding and exercisable at March 31, 2004 are as follows:

Exercise price $	Warrants outstanding and exercisable at March 31, 2004	Average remaining contractual life (years)

1.00 - 1.50	205,000	0.03
1.60 - 2.00	51,000	0.21
3.15 - 4.00	332,500	0.21

	588,500	0.15

b)

Stock options

The company has four stock option plans approved by the Toronto Stock Exchange whereby the company may grant options to its directors, officers, employees and independent contractors or consultants. The exercise price of the options is equal to the fair value of the common shares at the date of grant and the options are fully vested and exercisable in full at the date of grant unless otherwise determined by the directors. As at March 31, 2004, 2,913,000 options were outstanding and an additional 192,500 options were available for granting under the plans.

A summary of the company's options outstanding at March 31, 2004 and September 30, 2003 and the changes for the periods then ended, is presented below:

	March 31, 2004	Weighted average exercise price $	September 30, 2003	Weighted average exercise price $

Balance outstanding - Beginning of period	3,205,500	1.92	4,111,500	1.68
Granted	975,000	8.47	575,000	3.64
Exercised	(1,267,500)	1.90	(1,481,000)	1.93

Balance outstanding - End of period	2,913,000	4.12	3,205,500	1.92

The accompanying notes are an integral part of these consolidated financial statements.

Western Silver Corporation

(an exploration stage company)

Notes to the Consolidated Financial Statements

(unaudited)

March 31, 2004 and September 30, 2003

(expressed in Canadian dollars)

Stock options outstanding and exercisable at March 31, 2004 are as follows:

Exercise price $	Options outstanding at March 31, 2004	Average remaining contractual life (years)

1.00 - 1.50	1,085,500	2.93
2.00 - 3.28	627,500	2.28
4.21 - 9.54	1,200,000	4.78

	2,913,000	3.55

Effective October 1, 2003, pursuant to the amendments to the CICA standard on accounting for stock-based compensation, compensation expense on stock options granted by the company is to be charged to the income statement, as the stock options become vested.  During the period ended March 31, 2004, the fair value of options granted which became vested was $1,901,313, which was charged to the income statement.

Value assigned to stock options	March 31, 2004	September 30, 2003
	$	$

Balance - beginning of period	269,257	-

Options granted to consultants	-	269,257
Options granted/vested	1,901,313	-
Transfer to capital stock on exercise of stock options	(179,885)	-

Balance - end of period	1,990,685	269,257

During the period ended March 31, 2003, the fair value of options granted which became vested was $269,630. The total amount was disclosed as pro-forma information only, and was not charged to the income statement.

The accompanying notes are an integral part of these consolidated financial statements.

Western Silver Corporation

(an exploration stage company)

Notes to the Consolidated Financial Statements

(unaudited)

March 31, 2004 and September 30, 2003

(expressed in Canadian dollars)

The fair value of stock options used to calculate compensation expense is based on the Black-Scholes option pricing model. The most recently calculated compensation expense was based on the following assumptions:

Average risk-free interest rate	3.28%
Expected dividend yield	-
Expected stock price volatility	70%
Expected option life in years	3.5

Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the company's stock options granted/vested during the year.

Segmented information

Industry information

The company operates in one reportable operating segment, being the acquisition, exploration and future development of resource properties.

Geographic information

Revenues from operations in the six month period ended March 31, 2004 and the year ended September 30, 2003 were derived from interest income, which was earned in Canada.

The company's non-current assets by geographic location are as follows:

	March 31, 2004 $	September 30, 2003 $

Canada	4,300,911	4,268,931
Mexico	38,713,313	35,447,235

	43,014,224	39,716,166

The accompanying notes are an integral part of these consolidated financial statements.

Western Silver Corporation

(an exploration stage company)

Notes to the Consolidated Financial Statements

(unaudited)

March 31, 2004 and September 30, 2003

(expressed in Canadian dollars)

Shareholder rights plan

On December 11, 2003 the board of directors of the company adopted a shareholder rights plan (the Plan) which is designed to encourage the fair treatment of the company's shareholders in connection with any take-over offer and, in particular, any unsolicited take-over bid for the company. The Plan was approved by the shareholders on March 4, 2004.

Pursuant to the Plan, rights have been created and attached to the common shares of the company. If a person (the Bidder) acquires 20% or more of the outstanding voting shares of the company without complying with the Plan, each right, other than the rights held by the Bidder, will entitle the shareholders of the company, other than the Bidder, to purchase, for $100, common shares of the company having a market value of $200.

The accompanying notes are an integral part of these consolidated financial statements.

Form 52-109FT2 - Certification of Interim Filings during Transition Period

I, R. Joseph Litnosky, Chief Financial Officer for Western Silver Corporation certify that:

1.

I have reviewed the interim filings of Western Silver Corporation for the interim period ending March 31, 2004;

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Dated:  May 25, 2004

"R. Joseph Litnosky"

R. Joseph Litnosky

Chief Financial Officer

Form 52-109FT2 - Certification of Interim Filings during Transition Period

I, F. Dale Corman, Chief Executive Officer for Western Silver Corporation certify that:

1.

I have reviewed the interim filings of Western Silver Corporation for the interim period ending March 31, 2004;

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Dated:  May 25, 2004

"F. Dale Corman"

F. Dale Corman

Chief Executive Officer